[redacted]

09041925

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
JUL 28 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 5/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	Wisconsin	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 Pfingsten Road, Suite 300,	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim L. Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Sworn and subscribed to me on the 23rd day of July 2009

Notary Public

My commission expires March 14, 2010.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3 - 6

Focus. Dedication. Relationships.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Baker Tilly Capital, LLC
Madison, WI

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (a wholly owned subsidiary of Baker Tilly Virchow Krause, LLP) as of May 31, 2009, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of Baker Tilly Capital, LLC as of May 31, 2008, was audited by other auditors whose report dated July 25, 2008, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Frost Ruttenberg and Rothblatt, P.C.

July 22, 2009
Deerfield, Illinois

Frost, Ruttenberg & Rothblatt, P.C. | 111 Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111 • www.frronline.com

BAKER TILLY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
May 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 442,962	$ 1,999,937
Accounts receivable	206,015	134,358
Prepaid expenses	523	837
Total Current Assets	649,500	2,135,132
OTHER ASSETS		
Accounts receivable - long term	33,726	83,814
Total Other Assets	33,726	83,814
TOTAL ASSETS	$ 683,226	$ 2,218,946

LIABILITIES AND MEMBER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 31,360	$ 31,331
Accounts payable to related party	71,420	94
Deferred revenue	27,200	34,000
TOTAL LIABILITIES (all current)	129,980	65,425
MEMBER'S EQUITY	553,246	2,153,521
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 683,226	$ 2,218,946

See notes to statements of financial condition.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (formerly known as Virchow Krause Capital, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $150,000 and $1,800,000 at May 31, 2009 and 2008, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

As of May 31, 2009 and 2008, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $110,701 and $117,812 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2009 and 2008, respectively.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by Baker Tilly, who charges the Company a monthly administrative fee of $9,638 and $6,000 for 2009 and 2008, respectively, for administrative duties performed by Baker Tilly on the Company's behalf. Total administrative fees charged to operations were $115,654 and $72,000 for the years ended May 31, 2009 and 2008, respectively.

The Company also reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company pays $329,141 and $432,263 in commission fees to an entity related through common ownership May 31, 2009 and 2008, respectively.

At May 31, 2009 and 2008, respectively, the Company had accounts payable of $71,420 and $94 due to Baker Tilly for the above reimbursements and fees.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2009, the Company had net capital of $312,982 which was correspondingly $304,317 in excess of its required net capital of $8,665. At May 31, 2009, the Company's net capital ratio was 0.42 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

Three customers accounted for approximately 64 percent of total revenue for the year ended May 31, 2009. Three different customers accounted for approximately 72 percent of total revenue for the year ended May 31, 2008.

NOTE 7 - New Accounting Standards

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were scheduled to be effective for nonpublic entities for fiscal years beginning after December 15, 2007, but during January 2009 FASB issued FASB Staff Position FIN 48-3 allowing certain nonpublic entities to elect to defer the effective date of FIN 48 until fiscal years beginning on or after December 15, 2008. In accordance with the provisions of FASB Staff Position FIN 48-3 the Company has elected to defer the adoption of FIN 48 until its fiscal year beginning June 1, 2009. The Company does not believe that the adoption of FIN 48 will have a material effect on its results of operations, financial position or cash flows.

Effective June 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides a framework for measuring, reporting and disclosing fair value under generally accepted accounting principles. SFAS No. 157 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation methods including the market, income and cost approaches. The assumptions used in the application of these valuation methods are developed from the perspective of market participants pricing the asset or liability. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

NOTE 7 - New Accounting Standards (cont).

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended May 31, 2009, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

BAKER TILLY CAPITAL, LLC

(Formerly known as Virchow Krause Capital, LLC)

Madison, WI

Statements of Financial Condition

May 31, 2009 and 2008

Filed Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934